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                           May 10, 2023

       Mark Roberson
       Chief Executive Officer
       FG Group Holdings Inc.
       5960 Fairview Road, Suite 275
       Charlotte, North Carolina 28210

                                                        Re: FG Group Holdings
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2023
                                                            File No. 333-271740

       Dear Mark Roberson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Angela Dowd, Esq.